Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Enventis Corporation
Commission File No.: 0-13721
CORPORATE PARTICIPANTS
Matt Smith Consolidated Communications Holdings, Inc. - VP of Finance and Treasurer
Bob Currey Consolidated Communications Holdings, Inc. - Chairman and CEO
Steve Childers Consolidated Communications Holdings, Inc. - CFO
Bob Udell Consolidated Communications Holdings, Inc. - President and COO

CONFERENCE CALL PARTICIPANTS
Frank Louthan Raymond James & Associates - Analyst
Barry Sine Drexel Hamilton - Analyst
Donna Jaegers D.A. Davidson & Co. - Analyst
Jennifer Fritzsche Wells Fargo Securities, LLC - Analyst
Sachin Shah Albert Fried & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Consolidated Communications Holdings second-quarter 2014 results conference call. (Operator Instructions) As a reminder, this conference is being recorded.

I would like to introduce the host for today's conference, Mr. Matt Smith, Treasurer and Vice President. Sir, you may begin.

Matt Smith - Consolidated Communications Holdings, Inc. - VP of Finance and Treasurer

Thank you, Amanda, and good morning, everyone. We appreciate you joining us today for our second-quarter 2014 earnings call. At the conclusion of the prepared remarks, we will open up the call for questions. Joining me on the call today are Bob Currey, Chairman and Chief Executive Officer; Bob Udell, President and Chief Operating Officer; and Steve Childers, Chief Financial Officer.

Please review the Safe Harbor provisions in our press release and in our SEC filings for information about forward-looking statements and related risk factors. This call may contain forward-looking statements within the meaning of the federal securities laws.

Such forward-looking statements reflect among other things management's current expectations, plans, and strategies in anticipated financial results, all of which are subject to known and unknown risks, uncertainties, and factors that may cause the actual results to differ materially from those expressed or implied by these forward-looking statements.

In addition, today's discussion will include certain non-GAAP financial measures. Our earnings release for this quarter's results, which has been posted to the investor relations section of our website, contains reconciliations of these measures to their nearest GAAP equivalent.

I will now turn the call over to Bob, who will provide an overview of our second-quarter results as well as an update on the Enventis transaction, which we announced on June 30. Steve Childers will then provide a more detailed review of the financials and discuss 2014 guidance. Bob?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

Thanks, Matt, and good morning, everyone. We do appreciate you joining us today. I'm very pleased with our performance in the quarter. We remained focused on delivering strong results while working through the diligence and other steps in reaching an agreement to acquire Minnesota-based Enventis. We are excited about the transaction on which I will update you after reviewing our quarterly results.

For the quarter, revenues were $151 million, which were flat year over year and higher by 1% sequentially. The growth was primarily driven by a year-over-year increase of 16% in our metro ethernet services and a 5.5% growth in our overall commercial revenues.

The additional commercial sales resources that we added late last year are now fully ramped and we are seeing the benefits of that investment. Adjusted EBITDA for the quarter was $71.4 million and the payout ratio, a solid 66.2%. Broadband and business revenues continued to represent the primary growth areas of the Company and are now 78% of our total topline.

With respect to connections, we added approximately 1000 data subscribers and 400 video subscribers in the quarter. Combined, we now have a total of just over 370,000 broadband connections. We have reached an important milestone, as we now serve as many broadband connections as we do voice.

We had another successful quarter with our commercial VoIP sales, which provide us with customer term commitments and in many cases, higher ARPU than traditional voice offerings. We also had an uptick in ILEC access line losses, driven by our VoIP sales success and FCC-mandated benchmark rate increases.

We had another strong quarter of growth in our wireless backhaul sales, with 41 new sites, bringing our total under contract to 846. While we have seen some price compression in the backhaul sector, recurring revenues and a link to the contracts provide for continued attractive return opportunities.

And finally, before I turn the call over to Steve, let me provide an update on the current status of the Enventis transaction. As a reminder, we announced the acquisition on June 30. We are excited about what our combined companies can deliver, with a robust fiber network and strong demographics, providing ample opportunities for organic expansion.

Together, we can be more competitive and provide better products and services to our customers. The all-stock transaction provides Enventis shareholders with both a premium and a significantly higher dividend, while at the same time providing our shareholders an improved leverage profile and a solid payout ratio.

Culturally, Enventis is a great fit. We have a lot of similarities in our histories and our strategies. A couple of weeks ago, Bob Udell and I met with the employees of Enventis and could not have been more pleased with the warm reception.

You may be unaware, but they are doing some exciting things with fiber, broadband, and the suite of cloud services. And together, we can do even more. We are looking forward to working with the Enventis team. Lastly, we have completed all of the initial regulatory filings and plan to file the S-4 within the next week to 10 days. We continue to target a close in the fourth quarter.

And with that, I'll turn the call over to Steve for a financial review.

Steve Childers - Consolidated Communications Holdings, Inc. - CFO

Thanks, Bob, and good morning to everyone. This morning, I will review our quarterly financial performance and reiterate our 2014 financial guidance. As Bob stated, we are pleased with the results for the quarter.

Operating revenues for the second quarter were $151 million and were essentially flat compared to the second quarter last year. Increases in local services, data, and video revenues were offset by declines in network access and subsidies. Total operating expenses, exclusive depreciation and amortization, were $89.6 million, which were flat compared to the same period last year.

Higher video programming costs were more than offset by continuing improvements in our SG&A expenses. Net interest expense for the quarter was $19.7 million, which was down $1 million from the second quarter of 2013. The improvement was primarily driven by the lower overall cost of debt due to the successful refinancing of our secured term debt in December 2013.

Other net income net was $9.1 million compared to $8.8 million for the same period last year. For the quarter, we received $8.7 million in cash distributions from our Verizon wireless partnerships compared to $7.7 million for the second quarter of 2013.

Weighing all these factors on a GAAP basis for the second quarter of 2014, net income was $9.8 million and net income per common share was $0.24. This compares to net income of $9.2 million and net income per common share of $0.22 for the second quarter of 2013.

As detailed in the adjusted net income per share schedule in the earnings release, after adjusting for transaction and severance costs as well as non-cash stock compensation, our adjusted net income and adjusted net income per share were $11.5 million and $0.29, respectively.

Adjusted EBITDA was $71.4 million in the quarter compared to $71.8 million for the same period last year. Capital expenditures for the quarter were $25 million, with approximately 60% being driven by success-based projects.

From a liquidity standpoint, we ended the quarter with approximately $4.9 million in cash and $62 million available under our revolver. For the quarter, our total net leverage ratio as calculated in our earnings release was 4.28 times to 1. Cash available to pay dividends was $23.6 million, resulting in a dividend payout ratio of 66.2%.

Now let me discuss guidance, which excludes any impact from the Enventis acquisition. Our 2014 guidance on a standalone basis remains on plan and unchanged, with capital expenditures expected to be in the range of $97 million to $103 million. Cash interest costs are expected to be in the range of $75 million to $78 million and cash income taxes are expected to be in the range of $10 million to $15 million.

With respect to our dividend, our Board of Directors has declared the next quarterly dividend of approximately $0.39 per common share payable on November 1, 2014, to shareholders of record on October 15, 2014. This will represent our 37th consecutive quarterly dividend.

With that, I will now turn the call back over to Bob for closing remarks.

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

So in summary, we had another solid quarter and the announcement of the Enventis transaction has us very excited about our future. We are combining two strong businesses that provide significant cash flow to continue to invest in the business, to support our dividend, and to improve the balance sheet.

The larger Company has greater scale, is more diversified, and better positioned competitively in the markets that we serve. We will continue to deliver on this strategy, providing the best service to our customers and delivering results for our shareholders.

And with that summary, Amanda, I'm ready to open it up for questions.

 QUESTION AND ANSWER

Operator

 (Operator Instructions) Frank Louthan, Raymond James.

Frank Louthan - Raymond James & Associates - Analyst

Looking at your -- your video subs' up a little bit. Last quarter, you made a pretty significant push after some over-the-top customers being a little agnostic as to how they took their video.

Are you still kind of making that push and how should we think about that? And could you comment on Windstream's announcement earlier this week on REIT structure? How would you view that, how you think it may or may not work for you post the transaction?

Bob Udell - Consolidated Communications Holdings, Inc. - President and COO

Yes, Frank, this is Bob Udell. I will take the first part of that and Currey will take the second. With regards to video and specifically video subs, we are really pursuing balanced growth.

And our lead product is the data, the broadband connection with the customer. We include video and voice for those customers that want to take care of the -- take advantage of our bundling. And while video is still interesting to us and we will continue to pursue growth on that front, we think the over-the-top opportunity provides us better profitability long term.

We're going to watch that demand trend closely. We're going to pursue a continued growth in our packaging and channel lineup. But you know the game there. We are all seen programming costs increases and our focus on the consumer side is balanced growth and profitability.

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

And Frank, on the Windstream REIT structure, I guess my comments would be one, it's very creative, but Windstream is a different company and we don't know the issues that they were facing and trying to solve with that structure. We will learn more about it over time and it will be included on the list of many other things that we consistently consider to maximize shareholder value.

But at this time, our strategy is working, our focus will continue to be on execution, growing the business organically, and completing and integrating Enventis. And we will look at that and learn more as time goes by.

Frank Louthan - Raymond James & Associates - Analyst

Okay, great. And just a follow-up, if I can. Can you remind us how your Verizon wireless distributions are or are not impacted by any Spectrum options? And then over time, any potential to utilize your relationship there with Verizon to do wireless local loop technology to replace access lines or so forth to keep customers as that technology progresses?

Steve Childers - Consolidated Communications Holdings, Inc. - CFO

Hey, Frank, it's Steve Childers. Thanks for the questions. On the Verizon wireless and distribution, I think the distributions will continue to be pretty much in line with how we've talked about them before. Really don't see those being modified for the strategic reasons that you outlined, and I will turn it over to Bob Udell for the second part of your question.

Bob Udell - Consolidated Communications Holdings, Inc. - President and COO

Yes, Frank, with regards to wireless options for partnership, the Verizon investment is really an investment where we don't have a ton of influence on their strategy. And yet, we have some insights as to what their strategy is.

I think that the -- our best area of focus is to make the technology in the home, including Wi-Fi, as easy to use for our customers as possible. That's why we've invested in this unified sign-on portal for our consumer customers.

We think that femtocells, which we continue to experiment with and looking for a relationship that make sense in order to bring the wireless and wireline communications together for our customers, is worth continued investigation and analysis. But I don't see any short-term opportunities for wireless local loop replacement of our Fiber to the Home or broadband pipe to the home.

Frank Louthan - Raymond James & Associates - Analyst

Okay, thanks.

Operator

Barry Sine, Drexel Hamilton.

Barry Sine - Drexel Hamilton - Analyst

Kind of a follow-up on the first question. I noticed a bit of an uptick in terms of local residential line losses. Maybe you could talk about what's going on there, what trends you see. And then what is your go to market strategy currently? What kind of promos do you have in the market for voice, video, data bundles on the residential side?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

Yes, Barry, let me address the uptick in access line erosion. We are accommodating the FCC price floors and did some local rate increases over the last quarter. The lowest rate structure on local lines is in Texas, so one-third of the customers that were affected by increases were in Texas.

And that increased access line loss over a seasonally higher churn period like last year versus this year. And really the price increases is what I think drove some of that increase this year.

With regards to our go-to-market, we're still leading with bundles. Roughly half of our customers have a two-service bundle, another 20% have a three-service bundle, and the remaining are a single service and that's typically the breakdown.

We really still benefit from a competitive offer with a high quality service experience and I think what we're doing is tweaking that bundle to focus more and more on the value of our dedicated speeds and the broadband pipe and how we facilitate the customers' use of that pipe.

Barry Sine - Drexel Hamilton - Analyst

What kind of price points are you offering in the market for double play and triple play bundles?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

We are still for the lead offers in the $70 to $85 range. Our video and Internet bundles start out at $50 and move up to $70, but our ARPU, our average revenue per customer, is still in the $120 range when you have all three services in.

Barry Sine - Drexel Hamilton - Analyst

And then if I could shift over onto business services, I think you've made a bit more marketing focus over the last year, popping up sales force. Could you talk about -- you usually don't report the number of commissioned salespeople. If you're willing to give that out, I'd be interested in knowing the number or at least talk about it qualitatively.

What are you doing in terms of business sales force growth and then what you see in terms of productivity? Typically, when we see a company ramp a sales force up, productivity lags until they become more productive. And then where I'm going with that is how can I use that information to think about modeling the Company in business services revenue on a going forward basis?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

Well, I will let Steve finish the answer. And let me give you the qualitative view that won't necessarily break into new guidance statistics, but I would say that the way we look at growing the sales force is we look at really strong performing markets and we will oversize the sales team in those markets.

And we are seeing some great results in Kansas, in Texas, and in California right now. We still see great opportunity in Pennsylvania and our net revenue has been very solid there. And Illinois really surprising us with some positive results this year that based on the natural economy of the state of Illinois, we didn't really predict.

So the diversity of our markets is really serving us well. We are probably 15% up on commissioned sales resources that are in some stage of ramp versus last year. And so you are right, the ramp lags. We rolled out Dallas, as we talked about, at the end of 2013 and it's trending nicely and we expect to be fully productive there as we exit this year.

So the way to think about it is we're going to open -- we opened a new market this year, added some capacity to our existing markets from last year, and those resources will be at the end of their ramp period towards the end of this year. And we will probably look at expanding some more in 2014.

Barry Sine - Drexel Hamilton - Analyst

Okay. And then, again, shifting gears, my last question, again, also on the Verizon stakes. Verizon has -- their priority, obviously, at Verizon Wireless was the Vodafone transaction, which they have now completed.

I'm wondering if they may be more amenable to cleaning up your fragmented partnership structure. And obviously, you have a very, very low tax basis in those Verizon assets, but perhaps -- have you thought about or will you be open to some type of -- I don't know, for example, tax rate asset swap for some of their wireline assets? Have you thought about that or is that likely to or possible to happen over the coming years?

Steve Childers - Consolidated Communications Holdings, Inc. - CFO

Well, Barry, I guess here's our response. We are thinking -- we're drawing about $35 million a year in free cash flow from those properties. We expect that to continue and growing with the same kind of guidance that Verizon is giving on Bell's earnings.

So in terms of just an outright sale, to your point, we do have a very low tax basis, so if we did sell at a -- I don't know what the multiple would have to be, I guess, on for us to really consider an outright sale to replace basically $35 million, $36 million in free cash flow.

If Verizon wanted to make an offer, we would certainly listen to that if it was meaningful, but we really enjoy the cash flow and the diversification strategy on wireless. In terms of using that as a trade for other Verizon properties, we have thought about that, but we've never had a serious proposal or consideration for any kind of trade.

Barry Sine - Drexel Hamilton - Analyst

Okay, those are my questions. Thank you very much, gentlemen.

Operator

Donna Jaegers, DA Davidson.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Hi guys, good quarter. Just a few quick question, since most of them have been asked. On the Texas rate increase that you mentioned, can you refresh our memories? I think your rates in some of those rural areas in Texas were like $10, $12 a month.

How much did you raise them? And did you see -- are you seeing a competitive response from cable or where do you think those customers are going?

Bob Udell - Consolidated Communications Holdings, Inc. - President and COO

Donna, it's Bob Udell. Let me go back to the rate floor. We were roughly $2.40 off the rate floor, so that's about the average of the increase that we made. I think in most cases, the rate increase has drawn their attention to the access line that they maybe weren't using as much or considering it more a safe line.

And so I really believe they've gone more to wireless or possibly some increase -- some slight increase in churn of maybe a bundled customer, but I'll tell you that the churn we see when you analyze Texas as an example has really been isolated to the access line. Our video subs and our data is really on par with churn for a seasonally busy move quarter like 2013 was or second quarter.

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

Hey, Donna, let me jump in for just a second to -- the FCC mandated -- they have mandated that you have a certain monthly subscriber rate to continue to receive the subsidy funding that you've received in the past. So if you don't raise your rate, you lose the subsidy funding.

So we raised the rates in select markets. Most of ours are above the national average anyway. So we raised those rates and it increased the revenue, obviously, but there is a minimal amount of erosion as a result of that.

The second part, though, of -- back to the line loss question -- is the VoIP strategy. Moving some of our business customers to VoIP makes good sense, but when they are an ILEC or when they are in the ILEC territory, it comes up as an access line loss, even though you may be getting more ARPU and certainly getting longer term. You are signing them into a contract.

So it was a good trade -- the revenue trade-off for some temporary increase in the access line loss. I hope that helps.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Yes, no, I understand that trade-off and I remember reading through the FCC proposed rulemaking on that. Can you help us at all -- you had what, 4.4% line loss in business. Is about a third of that going to your own VoIP lines? Any sort of similar breakdown in the resi line loss of 5.1%?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

I think roughly 25% is probably good number to look at there on the resident -- I'm sorry, on the business side. On the residential side, it's probably a little bit less and more just a single-service disconnection versus, as I mentioned earlier, pulling from our bundled customers.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Right, okay. And then on Windstream's REIT announcement, it seems to me that the barriers to doing that for you guys would be you need state regulatory approval and since your network is pretty much upgraded already, what do you offer to the states to make this in the public interest for them?

And then on the debt side, you need to have debt that you could refinance in the near term. Does that make sense to you and you see any other barriers to you exploring this idea?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

You know, Donna, as I said, it's way too early for us to comment on that. I think even the last couple of days, there have been new nuances to it and further understanding. And I can tell you, my phone is ringing off the hook with bankers who know this better than anybody else, who want to sell you on the concept.

And so we're going to do a lot of listening and learning. And again, Windstream is a different company. I'm not aware of all the issues that Jeff is or trying to [solve]. We're very comfortable where we are and we will continue to obviously study this, but I don't want the team distracted.

We are focused on execution, integration of Enventis, and closing that transaction. And when we're done with that, in the meantime, a couple of us will evaluate that structure and know a lot more about it in 30 days than we know today.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay, understood. And then finally on Enventis, they came out with some pretty good numbers, it looked like, the other day. Their equipment business is growing like 15% year over year. Can you talk about how you view that?

Because that's not really a monthly recurring revenue item. It's more -- it can be more lumpy, but, obviously, it's a good lead into a larger business customers. So what's your philosophy on that whole equipment business?

Bob Udell - Consolidated Communications Holdings, Inc. - President and COO

Yes. First, with respect to their release, the results are in line with what we expected, based on our due diligence, so we feel good about that. The second on the equipment business, we really are interested in learning more about their Cisco certifications, how they leverage that for their network opportunities.

And so, unfortunately, I can't give you a concrete answer until we get more work done on understanding it, how they've integrated it. We've got a team of folks that are going up there for their third level of due diligence conversations, so the jury is still out.

We want to learn more about it and see how we can leverage the strengths of what they've done with that Cisco relationship as well as their new cloud service rollout that's built on that EIS skill set and base. But our initial impressions are very positive and it's not your typical equipment business.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay. All right, great, thanks a lot guys. Have a good day.

Operator

(Operator Instructions) Jennifer Fritzsche, Wells Fargo.

Jennifer Fritzsche - Wells Fargo Securities, LLC - Analyst

Great, thank you for taking the question. Good quarter. I will be the one who asked the inevitable Google Fiber question, but with a different angle. We recently traveled with AT&T and they were talking about how with their GigaPower offering, which they rolled in Austin -- out in Austin, Google actually kind of did a lot of the blocking and tackling for them and made it easier from a -- working with the municipalities to get the service out.

And I'm just wondering if you are seeing the same kind of experience in Kansas City? Clearly, you were there before they were, if I'm -- I'm not sure I have that right, but I'm just wondering if Google in some ways has actually helped with your process and not only in advertising of the service.

Bob Udell - Consolidated Communications Holdings, Inc. - President and COO

Yes, Jennifer, Bob Udell. With regards to the timing, we were first in the form of Everest and then later SureWest, through their acquisition in Kansas City. But what Google has really done is created an interest in additional broadband consumption, although average consumption isn't anywhere near a gig.

The most beneficial aspect of their involvement in the market has been full attachment agreements. They've created, just as AT&T suggested in your visit with them, a favorable destructure in the municipalities where they've rolled out service.

And I'm not sure all the municipalities expected that to be something they had to offer to all these other utility providers or service providers in their markets or in their towns. And fortunately for us, it's gone that way. So we are benefiting from that new creative approach in Kansas City, for sure.

Jennifer Fritzsche - Wells Fargo Securities, LLC - Analyst

[Great seven]. Can I just follow up separately on Enventis? With their 4200 miles of route fiber -- and I apologize if you answered this in your prepared remarks -- but are you able to have conversations with some of your customers in talking about your greater fiber reach and is that something, I would assume, they are pretty excited about?

Bob Udell - Consolidated Communications Holdings, Inc. - President and COO

Yes, we're having to do the natural control, if you will, of sharing too much or getting each other's way so that we can focus on running the businesses and producing the results that have been produced to this point.

But I will tell you that there is dialogue going on. There's customer interest; we know each other on the wholesale side or carrier sales side from historical relationships and the forums that support those.

And so yes, our customers are interested, their customers are interested, there's already interest in our data centers as a diversity to regional weather and situations that their customers experience, so there's great amount of excitement, especially on the fiber transport and wholesale service side.

Jennifer Fritzsche - Wells Fargo Securities, LLC - Analyst

Great, thank you very much.

Operator

Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company - Analyst

Did I mishear you? Did you say that you expected a deal to close in -- within 30 days?

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

No, in the fourth quarter. We expect to -- yes.

Sachin Shah - Albert Fried & Company - Analyst

Okay. Okay, okay. I just wanted to clarify that. Just on that vein, any update on the preliminary S-4 -- the Minnesota, Iowa, SEC filings?

Steve Childers - Consolidated Communications Holdings, Inc. - CFO

Yes, this is Steve. We have made all the state regulatory filings, particularly in Minnesota and Iowa, that need an ILEC approval. We've made -- and there were certain states that we need to make -- or get certifications transferred.

We've done all that -- all the preliminary filings from both federal and state. We've done the Hart-Scott-Rodino filing. We've already gotten approval for that. So the next hurdle is the S-4, and as Bob mentioned in his prepared remarks, we expect the file that the next week to 10 days. And we're still hoping this thing gets closed sometime in the fourth quarter.

Sachin Shah - Albert Fried & Company - Analyst

Excellent. Congratulations, guys.

Operator

I'm showing no further questions at this time. I'd like to turn the call back to Bob Currey for further remarks.

Bob Currey - Consolidated Communications Holdings, Inc. - Chairman and CEO

Thank you, Amanda. Thank you all for joining us today and for your continued interest and support of Consolidated Communications. We hope you will join us again next quarter and thanks again and have a great day.

Operator

Ladies and gentlemen, thank you for participating in today's conference. This does conclude the program. You may all disconnect. Everyone have a great day.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements in this report are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”).  There are a number of risks, uncertainties, and conditions that may cause the Company’s actual results to differ materially from those expressed or implied by these forward-looking statements.  These risks and uncertainties include the Company’s ability to complete the acquisition of Enventis and successfully integrate Enventis’ operations and realize the synergies from the acquisition, as well as a number of factors related to the Company’s business and that of Enventis, including economic and financial market conditions generally and economic conditions in the Company’s and Enventis’ service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and Enventis’ network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and Enventis’ filings with the Securities and Exchange Commission, including their reports on Form 10-K and Form 10-Q.  Many of these circumstances are beyond the Company’s ability to control or predict.  Moreover, forward-looking statements necessarily involve assumptions on the Company’s part.  These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be different from those expressed or implied in the forward-looking statements.  All forward-looking statements attributable to us or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements that appear throughout this report.  Furthermore, forward-looking statements speak only as of the date they are made.  Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we disclaim any intention or obligation to update or revise publicly any forward-looking statements.  You should not place undue reliance on forward-looking statements.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and Enventis will file with the Securities and Exchange Commission.  Investors in the Company or Enventis are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company and Enventis with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to Enventis Corporation, P.O. Box 3248, Mankato, MN 56002, Attention: Investor Relations.  A final proxy statement or prospectus/proxy statement will be mailed to the Company’s stockholders and Enventis’ shareholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and Enventis, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for its 2014 annual meeting of stockholders.  Information about the directors and executive officers of Enventis is set forth in its proxy statement for its 2014 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.